SUB-ITEM 77K:  Changes in registrant’s certifying accountant

On September 20, 2005, PricewaterhouseCoopers LLP was dismissed as the independent registered public accounting firm for the Reaves Utility Income Fund (the “Fund”).  PricewaterhouseCoopers LLP was previously engaged as the independent registered public accounting firm to audit the Fund’s financial statements.  PricewaterhouseCoopers LLP issued reports on the Fund’s financial statements as of February 23, 2004 and for the period February 24, 2004 to October 31, 2004.  Such reports did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  The decision to remove PricewaterhouseCoopers LLP was approved by the Fund’s Audit Committee and ratified by the Fund’s Board of Trustees.

At no time during the period immediately preceding the dismissal of PricewaterhouseCoopers LLP through September 20, 2005, were there any disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

The Fund engaged Deloitte & Touche, LLP as its new independent registered public accounting firm on September 20, 2005.  At no time preceding the engagement of Deloitte & Touche, LLP did the Fund consult Deloitte & Touche, LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements.